

February 20, 2024

Ming-Chia Huang
Chief Executive Officer
MKDWELL Tech Inc.
1F, No. 6-2, Duxing Road,
Hsinchu Science Park,
Hsinchu City 300, Taiwan

> **Re: MKDWELL Tech Inc.**
> **Amended Draft Registration Statement on Form F-4**
> **Submitted on February 5, 2024**
> **CIK No. 0001991332**

Dear Ming-Chia Huang:

We have reviewed your amended draft registration statement and have the following comment(s).

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 22, 2024 letter.

Amended Draft Registration Statement Submitted February 5, 2024

Risk Factors, page 27

1.   If the assets in your trust account are securities, including U.S. Government securities or shares of money market funds registered under the Investment Company Act and regulated pursuant to rule 2a-7 of that Act, disclose the risk that you could be considered to be operating as an unregistered investment company. Disclose that if you are found to be operating as an unregistered investment company, you may be required to change your operations, wind down your operations, or register as an investment company under the Investment Company Act. Also include disclosure with respect to the consequences to investors if you are required to wind down your operations as a result of this status, such

as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and any warrants, which would expire worthless.

Proposal No 1 The Business Combination Proposal
Summary of MKD Taiwan Financial Analysis and Cetus Capital Internal Valuation Discussion, page 86

2.   We note your response to prior comment 3. Please revise your risk factors, business and expected uses of funds sections, as applicable, to discuss your plan to operate campgrounds and offer sales and management services for camper vehicles.

Unaudited Pro Forma Condensed Combined Financial Information
Introduction, page 141

3.   Please correct the disclosure that indicates Cetus Capital's audited condensed statement of operations for the period from June 7, 2022 (inception) to December 31, 2022 is included in Cetus Capital's Form 10-Q for the period ended June 30, 2023 since it is not and disclose it is included elsewhere in the proxy statement/prospectus.

Basis of Pro Forma Presentation, page 142

4.   Your revised description of Scenario 2 states that you are "assuming 2,058,934 shares redemptions into cash, in addition to 3,691,066 shares redeemed on January 31, 2024" under this scenario. However, your disclosure in the next sentence states that you will only be able to further redeem 1,381,012 shares under this scenario given the requirement to maintain a minimum of $5,000,001 of net tangible assets. Please correct this inconsistency. In addition, as a result of the Cetus Capital stockholders who exercised their rights to redeem 3,691,066 shares of Class A common stock at the special meeting of stockholders on January 31, 2024, we note numerous disclosures, including tabular disclosures, related to numbers of shares and share percentages have been revised throughout the filing; however, it appears other disclosures, including narrative disclosures preceding the tables, have not been revised and are now inconsistent with the tabular and related disclosures, for example, the third page of the letter to the Stockholders of Cetus Capital, several disclosures on page 7, and disclosures on pages 14, 57, and 88. Please ensure all disclosures related to numbers of shares and share percentages throughout the filing are accurate and consistent.

Note 3 - Adjustments to Unaudited Pro Forma Condensed Combined Financial Information
Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 146

5.   We note your response to prior comment 9 and the related disclosure, including Adjustment 2, which appears to reduce the amounts of each equity line item in MKD Taiwan's historical balance sheet by 37.64%; however, it is not clear to us how you determined this appropriately presents the non-controlling interest that will exist after the merger. Please more fully explain to us how and why you determined your current

presentation is appropriate and cite the specific authoritative accounting literature you relied on to support your conclusion.

Cetus Capital - Unaudited Interim Financial Statements
Note 9 - Subsequent events, page F-18

6. Please revise your disclosures related to the January 31, 2024 special meeting of stockholders to quantify the dollar amount of the reduction in the trust account that resulted when stockholders holding 3,691,066 shares of Class A common stock exercised their rights to redeem such shares. Please provide similar quantified disclosures whenever you discuss the special meeting, for example, on pages 13, 67, 78, and 139. In addition, please revise the filing to more fully address the potential risks and consequences of the cash redemptions.

General

7. We note your response to prior comment 16 and reissue in part. Please revise your registration statement to more prominently discuss the Letter of Consent and Waiver dated December 14, 2023, the Sponsor Promissory Note dated February 1, 2024, and the Stock Pledge Agreement dated February 1, 2024.

Please contact Eiko Yaoita Pyles at 202-551-3587 or Anne McConnell at 202-551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Jenny O'Shanick at 202-551-8005 or Evan Ewing at 202-551-5920 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Michael T. Campoli